Watsco, Inc.

2665 South Bayshore Drive, Suite 901

Miami, Florida 33133

April 29, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:    Mindy Hooker

          Anne McConnell

RE:	Watsco, Inc.

Form 8-K Filed on February 14, 2019

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed February 28, 2019

File No. 1-05581

Dear Ms. Hooker and Ms. McConnell,

On behalf of Watsco, Inc., a Florida corporation (the “Company”), the following response is to the comment letter, dated April 17, 2019 (the “Comment Letter”), received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the Company’s Form 10-K for the year ended December 31, 2018 and Form 8-K filed with the SEC on February 14, 2019.

For ease of reference, we have reproduced the text of the Staff’s comments in bold italicized face, followed by the Company’s responses. In the responses below, references to “we,” “our,” and “us” refer to the Company.

Form 8-K Filed on February 14, 2019

Exhibit 99.1, Page 2

1.

We note you present bullets related to the growth of “EPS” and “net income” under full year 2018 results and fourth quarter results that quantify changes relative to the comparative periods; however, it appears to us these quantified changes actually relate to comparisons of GAAP measures in the current periods and non-GAAP measures in the comparative periods, as indicated in the related footnotes. It appears to us these bullets are not accurate and do not appear to comply with our response to Question 102.10 of the C&DIs related to Non-GAAP Financial Measures. To the extent applicable, please revise future filings to ensure your disclosures are accurate and comply with our response to Question 102.10 or explain why you believe the current presentation is appropriate.

Company’s Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that non-GAAP measures in future filings will be presented with the most directly comparable GAAP measure, which will be given equal or greater prominence to ensure our disclosures comply with the Staff’s response to Question 102.10 of the C&DIs related to Non-GAAP Financial Measures.

Form 10-K for the Fiscal Year Ended December 31, 2018

Exhibit 13 – Management’s Discussion and Analysis of Financial Condition and

Results of Operations

Results of Operations, Page 5

2.

We note you disclosed that the increase in same-store revenues from 2017 to 2018 was “primarily due to realization of price increases, demand for the replacement of residential and commercial HVAC equipment and a higher mix of high-efficiency air conditioning and heating systems, which sell at higher unit prices”. We also note you disclosed in your 2018 annual earnings release that sales growth in 2018 reflects HVAC equipment unit growth, price increases and a richer mix of high-efficiency systems as well as margin expansion in several markets offset by a profit decline in Florida-based locations on slower sales growth and a profit decline in Latin America on lower sales. To the extent applicable, please revise future filings to:

•	Quantify the impacts of changes in price, changes in volume, and changes in sales mix on revenues during each period presented; and

•

Quantify and discuss the reasons for differences in changes in regional sales within the United States, to the extent material and necessary to fully understand changes in revenues during each period presented.

Company’s Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that, to the extent applicable, in our future filings we will quantify the impacts of changes in price, volume, and sales mix on revenues during each period presented and quantify and discuss the reasons for differences in changes in regional sales within the United States, in each case to the to the extent material and necessary to fully understand changes in revenues during each period presented.

If you or any other member of the Staff should have any further comments or questions regarding this response, please do not hesitate to contact the undersigned at (305) 714-4115.

Sincerely,

Watsco, Inc.

By:	/s/ Ana M. Menendez
Ana M. Menendez Chief Financial Officer

cc:    Drew M. Altman, Esq., Greenberg Traurig, P.A.

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